November 9, 2005
Mr. Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 20170
Herndon, Virginia  20170

Re:	Lafarge North America Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30,
2005 and September 30, 2005
File No. 1-8584

Dear Mr. Olsen:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1  Other (Income) Expense, net, page 44

1. Please clarify for us why discontinued operations classifications were not applied to the gains on sales of your Detroit cement terminal and Canadian paving stone business in fiscal year 2003.
Specifically address the guidance in paragraphs 41 and 42 of SFAS
144. See also EITF 03-13.







Note 20  Commitments and Contingencies, page 68

2. It is not clear whether there is a material loss exposure, exclusive of insurance coverage, on the 1999 Lafarge Canada Inc. class action suit. Please expand the disclosure in future filings to clarify this issue. It appears that the realizability of insurance coverage is not assured. See also the guidance in Question 2 of SAB
Topic 5:Y.

Item 9A.  Controls and Procedures, page 72

3. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "...are effective in reasonably assuring the timely accumulation and communication to management of information required to be disclosed in the reports that we file with the SEC." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e)
and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

4. We note the decision to repatriate $1.1 billion of Canadian earnings under the American Jobs Creation Act of 2004. We further note that to qualify for the deduction, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company and approved by your board of directors. The disclosure also states that "Through September 30, 2005, we repatriated $440 million (net of Canadian withholding tax) in cash from Canada". Please tell us why you have not classified these funds as restricted cash on your consolidated balance sheets. Refer to Article 5-02.1 of Regulation S-X and paragraph 7 of SFAS 95. Also, given the restrictions on the $1.1 billion, it appears that a restricted retained earnings account is required on the Balance Sheet pursuant to Article 5-02.31 of Regulation S-X. Please revise or advise.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, Al Pavot at (202) 551-3738, or me at (202) 551-3255, if you
have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
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Eric C. Olsen
November 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE